Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Gerber Scientific, Inc.:

We consent to incorporation by reference in Registration Statements No. 2-93695, No. 33-58668, No. 333-26177, No. 333-42879, No. 333-81447, No. 333-83463, No. 333-39754, No. 333-116991, No. 333-130452, No. 333-137546 and No. 333-139856 on Form S-8 of Gerber Scientific, Inc. ("Company") of our report dated July 12, 2005, except as to Note 1-asset retirement obligations and Note 2 to the 2006 consolidated financial statements which is as of July 28, 2006, with respect to the consolidated statements of operations, changes in shareholders' equity and cash flows of Gerber Scientific, Inc. and subsidiaries for the year ended April 30, 2005, which report appears in the April 30, 2007 annual report on Form 10-K of Gerber Scientific, Inc.

/s/ KPMG LLP

Hartford, Connecticut
July 9, 2007